SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Molecular Devices Corporation
(Name of Subject Company)
Molecular Devices Corporation
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
60851C 10 7
(CUSIP Number of Class of Securities)

Joseph D. Keegan, Ph.D.
President and Chief Executive Officer
Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, CA 94089
(408) 747-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Suzanne Sawochka Hooper
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Molecular Devices Corporation, a Delaware corporation (the “Company”), relating to the tender offer made by Monument Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“MDS”), disclosed in a Tender Offer Statement on Schedule TO, dated February 13, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company at a purchase price of $35.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph under the subheading “Antitrust” of Item 8 of the Schedule 14D-9:
On March 8, 2007, MDS announced in a press release that on March 2, 2007, the waiting period for HSR premerger review in the United States expired.
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new subheading and text immediately following the text under the subheading “Antitrust” and before the subheading “The Rights Agreement Amendment” of Item 8 of the Schedule 14D-9:
Extension of Offer
On March 14, 2007, MDS issued a press release announcing that Purchaser had extended the initial expiration date of the Offer until 5 p.m. EDT on March 19, 2007, unless further extended. A copy of the press release is filed as Exhibit (a)(1)(K) hereto and is incorporated herein by reference.
The Offer remains subject to the terms and conditions set forth in the Offer to Purchase and other related materials filed by MDS and Purchaser with the SEC.
Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(K)	Press Release Issued by MDS Inc. on March 14, 2007 (incorporated by reference to Exhibit (a)(10) to Amendment No. 3 to the Schedule TO filed by Monument Acquisition Corp. and MDS Inc. on March 14, 2007)

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOLECULAR DEVICES CORPORATION
By:	/s/ Joseph D. Keegan
Name:	Joseph D. Keegan
Title:	President and Chief Executive Officer

Dated: March 14, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(K)	Press Release Issued by MDS Inc. on March 14, 2007 (incorporated by reference to Exhibit (a)(10) to Amendment No. 3 to the Schedule TO filed by Monument Acquisition Corp. and MDS Inc. on March 14, 2007)